EXHIBIT 99.2

SCHEDULE I

Information regarding each director and executive officer of Sera Medicines, LLC

Name, Title	Address	Principal Occupation	Citizenship	# of Shares Owned
Andrew Levin Board Director	200 Berkeley Street, 18th Floor Boston, MA 02116	Partner and Managing Director of RA Capital Management, L.P.	United States	0
Derek DiRocco Board Director	200 Berkeley Street, 18th Floor Boston, MA 02116	Partner of RA Capital Management, L.P.	United States	0
Stephen Basil Thomas Board Director, President, Chief Executive Officer	200 Berkeley Street, 18th Floor Boston, MA 02116	Director, President and Chief Executive Officer of Sera Medicines, LLC	United States	304,657
William Daley Bonificio Chief Financial Officer, Treasurer	200 Berkeley Street, 18th Floor Boston, MA 02116	Chief Financial Officer and Treasurer of Sera Medicines, LLC	United States	304,657